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                                                                     Exhibit 2

                                      LOGO
                     (LOGO OF SANTA FE PACIFIC CORPORATION)
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                                               November 22, 1994

Dear Shareholder:

  I am writing to give you the views of the Board of Directors of Santa Fe Pacific Corporation about how you should respond to the Union Pacific Corporation tender offer for Santa Fe common stock. The Board recommends that you do not tender your shares to Union Pacific at this time. That recommendation is subject to change as events unfold that will clarify whether a transaction with Union Pacific is in your best interest.

  The goal of the Board of Directors and management of Santa Fe in connection with the Merger Agreement with Burlington Northern Inc. and the competing proposal from Union Pacific has been to achieve the best result for our shareholders. We are also mindful of the interests of our shippers and the public.

  It would be a mistake for Santa Fe and for you to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available.

  In responding to the unsolicited proposals from Union Pacific we have maintained the position that we would fulfill our contractual obligations under the Burlington Northern Merger Agreement, but that if Union Pacific were to make a proposal, at a fair price and with an adequate provision for a voting trust that would substantially eliminate the regulatory risk for Santa Fe shareholders, the Santa Fe Board would consider that proposal in light of its fiduciary duties.

  Union Pacific has now proposed a voting trust. However, the Union Pacific voting trust proposal is subject to the condition that the staff of the Interstate Commerce Commission issue an informal, non-binding opinion, acceptable to Union Pacific, that the use of the voting trust submitted by Union Pacific is consistent with applicable ICC policies. Union Pacific has applied to the ICC staff for such an opinion. It is unclear at this point whether or when such a favorable ICC staff opinion will be issued on the Union Pacific voting trust or whether the ICC may prevent Union Pacific from using a voting trust.

  The Union Pacific proposal is a taxable transaction, whereas the transaction contemplated by the Burlington Northern Merger Agreement is non-taxable. When coupled with prior statements made by Union Pacific, including its reference to a price of $20 per Santa Fe share in its October 5 meeting with me, we believe Union Pacific should improve the financial terms of its latest proposal.

  The Union Pacific proposal is also subject to a number of other conditions which suggest that the proposal is too uncertain to be considered a firm alternative to the Burlington Northern Merger Agreement at this time. Union Pacific has the ability to modify or eliminate those conditions.

  Santa Fe's Board of Directors believes that these issues must be clarified before the Board can determine what course of action is in the best interest of Santa Fe's shareholders.

  Attached is Santa Fe's Schedule 14D-9, which formally responds to the Union Pacific tender offer. Please review it carefully. I assure you we will continue to manage the situation carefully to protect your interest.

                                          Very truly yours,

                                          LOGO
                                          (LOGO SIGNATURE OF ROBERT D. KREBS)
                                          Robert D. Krebs
                                          Chairman, President and
                                           Chief Executive Officer